SOURCE GOLD CORP.

200 S. Virginia Street

8th Floor

Reno, NV 89501

Myra Moosariparambil

Staff Accountant

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

October 20, 2014

Re: Source Gold Corp.

Form 8-K

Filed October 16, 2014

File No. 000-54840

Dear Mrs. Moosariparambil:

This letter sets forth the response of Source Gold Corp. (“SRGL” or the “Company”) to the Staff’s comment letter dated October 20, 2014. Further, we have filed an Amendment No. 1 to our Current Report on Form 8-K filed on October 16, 2014, the address the comments as referenced in our responses below.

Form 8-K filed October16, 2014

1.

We note that your disclosures represents that you have not had any disagreements with your former auditor through the two most recent fiscal years ended July 31, 2013.  Please revise to disclose whether you have had any disagreements through the most recent reporting period that has elapsed prior to their dismissal. We understand that you dismissed your former auditor on October 16, 2014 and as a result, your most recent interim period would be the fiscal year ended July 31, 2014.

Response: We have amended paragraph 2 to clearly state that the former auditor was the auditor through the period ending July 31, 2014 and that there are no disagreements through this period.

2.

We remind you to file a letter from your former accountant as an exhibit to the revised form 8-K within ten business days after the initial filing of the form 8-K, which addresses the Commission stating whether it agrees with the statements made by you in response to the disclosers required by Item 304(a) of Regulation S-K.

Response: We provided a copy of the 8-K before it was filed to the former auditor.  To date we have had no response from the former auditor.  As such time we do we will file an amended 8-K to include this letter, when received, as an exhibit.

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding intiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

Source Gold Corp.

/s/ Eddie Aruda

President